SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 1, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 1, 2006

TAM enters Ibovespa and IBrX50 indexes

Company integrates both portfolios with participation of 0.815% and 0.976% respectively

São Paulo, September 1, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, has entered simultaneously the Ibovespa (¥ndice Bovespa) and IBrx50 (¥ndice Brasil 50) for the period corresponding to the last four months of 2006. TAM enters the theoretical portfolio in September 1st with participation of 0.815% in the Ibovespa and 0.976% in the IBrX50, equivalent to the 42nd and 22nd positions in the respective portfolios.

The entrance in these indexes confirm the company’s successful strategy to focus the first public offering of shares exclusively in the Bovespa (Bolsa de Valores de São Paulo) and conduct the second public offering simultaneously in the Brazilian exchange as well as in the NYSE (New York Securities Exchange), aiming to boost the liquidity and recognition in the local market. The market maker’s performance also contributed for the accomplishment of this goal. Currently, the company’s free float is 45.3% with an average daily trade of 1% and an average financial volume of approximately R$20 millions.

We believe that TAM’s inclusion in the Ibovespa and IbrX50 will provide an increase in the share liquidity given that the indexes are used as reference in the composition of investment fund’s portfolios and/or individual investors’ portfolios.

The Bovespa Index is the main indicator of the Brazilian stock market’s average performance. Ibovespa’s relevance comes from two facts: it reflects the variation of BOVESPA’s most traded stocks and it has tradition, having maintained the integrity of its historical series without any methodological change since its inception in 1968. The Ibovespa theoretical portfolio is composed by the stocks that meet the following criteria, in regard to the last twelve months: (i) to be included in the group of stocks that negotiability indexes added represent 80% of the total value of all individual negotiability indexes; (ii) to have a trading value participation higher than 0.1% of the total; (iii) to have a trading session presence of more than 80%.

IBrX-50 is an index which measures the total return on a theoretical portfolio composed by 50 stocks selected among BOVESPA’s most actively traded securities in terms of liquidity, weighted according to the outstanding shares’ market value. This index was designed to serve as a benchmark for investors and portfolio managers, and also to allow the launching and derivatives (futures, options on futures and options on index). The index portfolio includes the 50 eligible companies that meet cumulatively the following criteria: (i) to be among the 50-best classified stocks according to the negotiability index, measured in the last twelve months; (ii) to have a trading session presence of at least 80%, measured in the last twelve months.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than two years, and held a 51.2% domestic market share and 52.6% international market share at the end of July 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.